[FEDEX CORPORATION LETTERHEAD]

VIA EDGAR AND FEDEX EXPRESS

March 8, 2011

Cecilia D. Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-5546

Re:	FedEx Corporation Form 10-K for the year ended May 31, 2010 File No. 1-15829

Dear Ms. Blye:

We have a clarification to make with respect to our February 4, 2011 and January 14, 2011 responses to the Commission’s January 25, 2011 and December 15, 2010 letters providing comments and requesting information relating to our contacts with Syria, Iran and Sudan.

In our January 14th response we stated that we do not provide any transportation services to or from Iran, notwithstanding that many such services are permitted by U.S. law and foreign policy, including services to and from Iran from countries other than the U.S. While it is true that we do not transport shipments to or from Iran (even though legally permitted), we have subsequently learned that our subsidiary FedEx Trade Networks Transport & Brokerage, Inc. (“FTN”) does infrequently provide certain limited freight-forwarding services for shipments to Iran from countries other than the U.S. through third-party cargo carriers. Since June 1, 2007 (the beginning of the period to which we agreed to limit our response), FTN has provided these services for eight shipments, which together generated less than $6,000 of revenue (and less than $1,500 of income) for FedEx — wholly inconsequential for a company, such as FedEx, with annual revenues of $37 billion. Even though these services are legally permissible and entirely immaterial, we felt compelled to bring them to the Commission’s attention as a type of contact with Iran. We do not believe, however, that a reasonable investor would consider additional information about these freight-forwarding services important or helpful in arriving at an investment decision, and we plan to continue to make no reference to Iran in our filings with the Commission.

Please be advised that we understand our obligation to ensure the accuracy and adequacy of the disclosure in our SEC filings, that our filings include all information required under the Securities Exchange Act of 1934 and that we provide all information that investors require for an informed investment decision.

Cecilia D. Blye
March 8, 2011

Furthermore, FedEx acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any additional questions.

Very truly yours,

FedEx Corporation

/s/ ROBERT T. MOLINET

Robert T. Molinet
Corporate Vice President —
Securities & Corporate Law

RTM:mtf [859848]

cc:	Frederick W. Smith Christine P. Richards Alan B. Graf, Jr.